MIGENIX Inc.

BC Research Complex
3650 Wesbrook Mall
Vancouver, BC V6S 2L2
Canada

|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX to present at 2005 UBS Global Life Sciences Conference in New York City; CEO Message #16 Released

Vancouver, BC, CANADA & San Diego, CA, USA – September 29, 2005– MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, will make a corporate presentation on Thursday, September 29, 2005 at the 2005 UBS Global Life Sciences Conference in New York City. Dr. James DeMesa, President and CEO, will present an overview and update of the company at the Grand Hyatt Hotel. The presentation will take place at 4:30 PM ET.

In addition, the Company’s 16th CEO Message was issued today from Dr. DeMesa, providing an overview of recent events and a summary of the company’s current status. To obtain a copy of the complete CEO Message, please visit the MIGENIX web site at www.migenix.com or contact Investor Relations at 1-800-665-1968, Extension 241.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II), the prevention of catheter-related infections (Phase III), the treatment of neurodegenerative diseases (Phase I) and the treatment of acne (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Jonathan Burke MIGENIX Inc. Tel: (604) 221-9666 Extension 241 jburke@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

September 29, 2005

It is hard to believe that I have been here, at what we now call MIGENIX, for four years.  It has surely gone by quickly!  And four years ago I came here with the vision of transforming this company into one with multiple prospects for the future and significant stock price appreciation for shareholders. Well, we have achieved only part of that vision thus far.

In every CEO Message, my intent has been to provide a candid assessment of our status, our plans, our accomplishments and our setbacks.  This one is no exception.  For example, I indicated early-on that the transformation from Micrologix to MIGENIX would take three years, and it did – almost to the day. We announced the symbolic name change to MIGENIX on September 21, 2004 following our acquisition of MitoKor.  And there is little question that the MIGENIX of today has many more prospects for future growth than the Micrologix of the past.  In fact, most agree the Micrologix of the past may not have survived were it not for the pipeline diversification and partnership strategy we employed in 2002.

Without stock price appreciation for our shareholders, however, our accomplishments to date are certainly not enough.  We know that clinical and commercial success are the most important factors in providing a significant return to our shareholders.

With the results received recently in the MX-3253 Phase IIa hepatitis C monotherapy study, and the start of the MX-3253 Phase IIb combination trial imminent, we are on track to achieving that clinical success in the second quarter of calendar 2006.

Beyond clinical success, we also need commercialized products generating revenues and ultimately profits.  CPI-226, formerly known as MX-226 for the prevention of catheter-related infections, is a near-term potential commercial product opportunity with a well defined clinical and regulatory path to approval. Recent market research in the catheter market has identified that the market opportunity for this “niche” product has grown considerably over the past several years. And as the first prescription drug for this indication, expectations for penetration of the market are high. Many will remember that we “resurrected” CPI-226 after it missed the primary endpoint in a Phase III study completed in 2003.  We first worked with the FDA, coming to an agreement that the two secondary endpoints (catheter site infections and catheter colonization) which achieved high statistical significance in that first Phase III trial, could be used to support approval, along with a confirmatory Phase III clinical study. We then partnered the program with Cadence Pharmaceuticals, a US-based, specialty pharmaceutical company with an experienced hospital products team. Cadence is now conducting the confirmatory Phase III trial under a Special Protocol Assessment agreement with the FDA.  So, as I have stated before, we now see this product as a relatively low-risk, near-term commercial opportunity with the potential to provide us with meaningful revenues, beginning within the next 24 months.  Between milestone payments and the initiation of double-digit royalties on sales, revenues to us could be quite significant. If the development and regulatory plan is realized at Cadence, we expect to start receiving milestone revenues in 2007 and sales royalties in 2008.

Let me talk now about the MX-3253 monotherapy results we received recently. This study met the objectives we set out to achieve and was successful for the following reasons:

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It demonstrated the product could be well tolerated by hepatitis C patients at all three dosing regimens

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It showed evidence of antiviral activity in some patients

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The majority of investigators who participated in the study are participating in the Phase IIb combination study

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It provided us, and the investigators in the Phase IIb combination trial, with a much greater base of knowledge of the drug in HCV patients to help in future development.

Since this product is intended to be used in combination with other anti-HCV drugs, this initial monotherapy study was not expected to provide substantial value on its own.  Admittedly, it was the highest hurdle possible in achieving value-driving data, but was important for two main reasons:

Regulatory: Health Canada approved our drug development plan based on beginning with monotherapy testing prior to exposing humans to a combination of somewhat toxic drugs (interferon and ribavirin).  Standard practice in preclinical and clinical studies is to evaluate an agent as monotherapy before combination therapy regardless of the expected monotherapy results.  Many companies will do an animal (chimpanzee) monotherapy HCV study to guide clinical development and then proceed to a clinical study that includes a monotherapy arm and a combination therapy arm.  Since celgosivir had already been in over 500 human subjects, we elected to go directly into humans with monotherapy rather than undertake

CEO Message - September 29, 2005

the very expensive and time-consuming process of completing a chimpanzee study.  The results would not have been substantially different, and surely human studies provide more relevant information.

Clinical/Medical:  The HCV monotherapy trial is an important component of our drug development plan because it is the first experience in patients with liver disease in evaluating the safety of a drug that concentrates highly in the liver.  Our Clinical Advisory Board guided us to include an objective to evaluate the effects on viral load to provide a basis for interpretation of combination therapy results.  As the first experience in humans with chronic hepatitis C, we also needed to assess the safety and tolerability of a 400 mg dose of celgosivir in HCV patients, along with other dosage regimens, without clouding the picture with the potential toxicities of interferon and ribavirin.

So, with (1) the results from this Phase IIa monotherapy study, (2) the non-clinical synergy data generated previously, (3) the support of Schering-Plough in our upcoming combination study, and (4) the participation of most of the investigators from the monotherapy study, we are very optimistic about the prospects for MX-3253.  Success with this clinical candidate could add a needed therapeutic option for clinicians to use in managing their patients with chronic HCV infections and have tremendous value implications for us since HCV represents an area of high unmet medical need and large commercial opportunity.

Even with that optimism, it sometimes seems inappropriate to continually project a positive, upbeat attitude when our stock performance is not keeping pace with our progress.  But we are very excited about our future and we will not let delays in our value appreciation force us to change our approach and commitment toward building a successful company for the future. Our approach has been, and will continue to be, to systematically and continuously build our business.  This alone will drive value.  That’s not to say we will not be proactive in our efforts to increase awareness of the growth company we are building. Our plan is to pursue a US stock exchange listing and communicate our story broadly.  And that story includes more than just the two products just described. In addition to MX-3253 and CPI-226 we have a pipeline of product opportunities for the future, including a systemic antibacterial product (MX-2401) with several competitive advantages and a $9.3 million investment commitment from Technology Partnership Canada, and a neuroprotective compound (MX-4509) with promise in several neurodegenerative orphan indications which has already completed a Phase I clinical study.

So, while our transition has been methodical and our stock price appreciation elusive, we will continue to do what we do best – that is, build our company for the long-term by developing drugs that have the potential to advance therapy, improve health, and enrich life.

Sincerely,

“Jim DeMesa”

Jim DeMesa, MD

President and CEO

Forward- looking Statements

This CEO Message contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always, use the words “intends”, “plans”, “believes”, “anticipates” or “expects” or similar words; that events “will”, “may”, “could” or “should” occur; and/or include statements concerning our strategies, goals, plans and expectations. Forward-looking statements in this CEO Message include, but are not limited to statements concerning: the start of the MX-3253 Phase IIb trial being imminent and achieving clinical success in the second quarter of calendar 2006; CPI-226 being a near term relatively low risk commercial product opportunity, providing significant/meaningful revenues beginning in the next 24 months (milestone revenues in 2007 and sales royalties in 2008) and expectations for penetration into the market being high; success with MX-3253 adding a needed therapeutic option for clinicians and having tremendous value implications for us; and our plan to pursue a US listing. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Factors that could cause actual events or results expressed or implied by such forward looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if commenced and completed, will not establish the safety or efficacy of our products; risks relating to requirements for approvals by government agencies such as the FDA and/or Health Canada before products can be tested in clinical trials and ultimately marketed; the possibility that such government agency approvals will not be obtained in a timely manner or at all or will be conditioned in a manner that would impair our ability to advance development and/or market the product successfully; dependence on corporate collaborations; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns, the possibility that opportunities will arise that require more cash then presently anticipated and other uncertainties related to predictions of future cash requirements; management of growth; dependence on key personnel; the possibility that we will not successfully develop any products; the possibility that advances by competitors will cause our proposed products not to be viable, the risk that our patents could be invalidated or narrowed in scope by judicial actions or that our technology could infringe the patent or other intellectual property rights of third parties; the possibility that any products successfully developed by us will not achieve market acceptance; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.